FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

            Form 20-F    X               Form 40-F
                       ------                       ------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes                    No       X
                  ------                 ------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________________

            Contents:
                  1. Quarterly Report for the Quarter Ended September 30, 2005

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737, 333-61260 and 333-122248) and on Form F-3 (No. 333-7526
and No. 333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended September 30, 2005

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


              Bermuda                                      N/A
        (Country of Incorporation)          (I.R.S. Employer Identification No.)


            Suite V, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code: (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No
                                             ---   ---


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                     Class                     Outstanding at September 30, 2005
   ---------------------------------------     ---------------------------------
   Common Stock, par value $0.01 per share           19,060,857



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                      RADICA GAMES LIMITED

              INDEX TO QUARTERLY REPORT ON FORM 6-K
      THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005



                                              ITEMS IN FORM 6-K


                                                                                                                Page
                                                                                                                ----
PART I - FINANCIAL INFORMATION.....................................................................................4

  Item 1.      Financial Statements................................................................................4

               Condensed Consolidated Balance Sheets
               September 30, 2005 (unaudited) and December 31, 2004................................................4

               Condensed Consolidated Statements of Operations
               for the Three Months and Nine Months Ended September 30, 2005 (unaudited) and 2004 (unaudited)......5

               Condensed Consolidated Statements of Shareholders' Equity
               for the Nine Months Ended September 30, 2005 (unaudited) and 2004 (unaudited).......................6

               Condensed Consolidated Statement of Cash Flows
               for the Nine Months Ended September 30, 2005 (unaudited) and 2004 (unaudited).......................7

               Notes to the Condensed Consolidated Financial Statements............................................8

   Item 2.     Management's Discussion and Analysis of Financial Condition and Results of Operations..............14

   Item 3.     Quantitative and Qualitative Disclosures about Market Risk.........................................17

   Item 4.     Controls and Procedures............................................................................17


PART II - OTHER INFORMATION.......................................................................................18

   Item 1.     Legal Proceedings..................................................................................18

   Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds........................................18

   Item 3.     Defaults Upon Senior Securities....................................................................18

   Item 4.     Submission of Matters to a Vote of Security Holders................................................18

   Item 5.     Other Information..................................................................................18

   Item 6.     Exhibits...........................................................................................18

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements
----------------------------

                                                 RADICA GAMES LIMITED
                                              CONSOLIDATED BALANCE SHEETS
                                       SEPTEMBER 30, 2005 AND DECEMBER 31, 2004



(US dollars in thousands, except share data)                                   September 30,           December 31,
                                                                             -------------------    -------------------
                                                                                    2005                   2004
                                                                             -------------------    -------------------
                                                                                 (unaudited)
                                   ASSETS
Current assets:
 Cash and cash equivalents                                                              $ 25,858               $ 27,614
 Investment securities                                                                     9,874                 12,456
 Accounts receivable, net of allowances for doubtful accounts of $162
  ($148 as at December 31, 2004)                                                          35,602                 18,359
 Inventories                                                                              31,385                 26,818
 Prepaid expenses and other current assets                                                 3,634                  3,374
 Income taxes receivable                                                                      23                    168
 Deferred income taxes                                                                     1,837                  1,850
                                                                             -------------------    -------------------

   Total current assets                                                                  108,213                 90,639

Property, plant and equipment, net                                                        14,831                 11,480

Goodwill                                                                                       -                  6,015

Other assets                                                                                 838                    854

Deferred income taxes, noncurrent                                                          1,058                    953
                                                                             -------------------    -------------------

   Total assets                                                                         $ 124,940              $ 109,941
                                                                             ===================    ===================

                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                                       $ 15,326               $ 10,770
 Accrued warranty expenses                                                                 1,416                  1,070
 Accrued payroll and employee benefits                                                     3,102                  1,486
 Other accrued liabilities                                                                 7,283                  5,251
 Income taxes payable                                                                      1,740                    287
                                                                             -------------------    -------------------

   Total current liabilities                                                              28,867                 18,864
                                                                             -------------------    -------------------

   Total liabilities                                                                      28,867                 18,864
                                                                             -------------------    -------------------

Shareholders' equity:
 Common stock
  par value $0.01 each, 100,000,000 shares authorized, 19,060,857 shares
  outstanding (18,738,112 as at December 31, 2004)                                           191                    187
 Additional paid-in capital                                                                6,027                  4,610
 Retained earnings                                                                        90,396                 85,909
 Deferred compensation                                                                      (357)                     -
 Accumulated other comprehensive (loss) income                                              (184)                   371
                                                                             -------------------    -------------------

   Total shareholders' equity                                                             96,073                 91,077
                                                                             -------------------    -------------------

   Total liabilities and shareholders' equity                                          $ 124,940              $ 109,941
                                                                             ===================    ===================

                              See accompanying notes to the consolidated financial statements.

                            RADICA GAMES LIMITED
                    CONSOLIDATED STATEMENTS OF OPERATIONS
       THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(US dollars in thousands,                          Three months ended September 30,         Nine months ended September 30,
except per share data)                          -------------------------------------     -------------------------------------
                                                      2005                2004                  2005                 2004
                                                -----------------   -----------------     -----------------    ----------------
                                                  (unaudited)          (unaudited)           (unaudited)          (unaudited)

Revenues:
 Net sales                                              $ 63,437            $ 48,972             $ 117,042            $ 79,896
 Cost of goods sold
  (exclusive of items shown separately below)            (39,750)            (33,703)              (75,167)            (53,335)
                                                -----------------   -----------------     -----------------    ----------------
 Gross profit                                             23,687              15,269                41,875              26,561
                                                -----------------   -----------------     -----------------    ----------------

Operating expenses:
 Selling, general and administrative expenses            (10,192)             (7,271)              (22,883)            (17,466)
 Research and development                                 (1,274)               (926)               (3,363)             (2,724)
 Depreciation and amortization                              (559)               (450)               (1,421)             (1,300)
 Impairment of goodwill                                        -                   -                (6,015)                  -
                                                -----------------   -----------------     -----------------    ----------------
   Total operating expenses                              (12,025)             (8,647)              (33,682)            (21,490)
                                                -----------------   -----------------     -----------------    ----------------

Operating income                                          11,662               6,622                 8,193               5,071

Net interest and other income                                288                 718                   733               1,136

Foreign currency (loss) gain, net                           (216)                  2                  (227)                 46
                                                -----------------   -----------------     -----------------    ----------------

Income before income taxes                                11,734               7,342                 8,699               6,253

Provision for income tax                                  (1,747)             (1,352)               (1,654)             (1,204)
                                                -----------------   -----------------     -----------------    ----------------

Net income                                               $ 9,987             $ 5,990               $ 7,045             $ 5,049
                                                =================   =================     =================    ================

Earnings per share:

 Basic                                                    $ 0.52              $ 0.32                $ 0.37              $ 0.27
                                                =================   =================     =================    ================

 Diluted                                                  $ 0.51              $ 0.31                $ 0.36              $ 0.26
                                                =================   =================     =================    ================

Weighted average number of common and
 common equivalent shares:

 Basic                                                19,036,387          18,687,802            18,967,933          18,626,530
                                                =================   =================     =================    ================

 Diluted                                              19,699,815          19,519,694            19,647,073          19,506,360
                                                =================   =================     =================    ================

Cash dividends declared per share
 (4.5 cents declared and paid for each quarter
 ended March 31, June 30, and September 30,
 2005; 4 cents per quarter in 2004)                      $ 0.045            $ 00.040               $ 0.135              $ 0.120
                                                =================   =================     =================    ================

        See accompanying notes to the consolidated financial statements.

                                RADICA GAMES LIMITED
                   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           AND COMPREHENSIVE INCOME (LOSS)
                    NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(US dollars in thousands)
                                                                                                         Accumulated
                                                 Common stock  Additional                                   other         Total
                                       Number                   paid-in      Deferred      Retained    comprehensive  shareholders'
                                     of shares      Amount      capital    compensation    earnings    income (loss)     equity
                                    ------------- ---------- ------------ -------------  ------------ -------------- --------------

Balance at December 31, 2004          18,738,112      $ 187      $ 4,610           $ -     $ 85,909          $ 371       $ 91,077
Issuance of stock                         51,595          1            9             -            -              -             10
Issuance of restricted stock                   -          -          429          (429)           -              -              -
Stock options exercised                  271,150          3          979             -            -              -            982
Amortization of deferred                       -          -            -            72            -              -             72
     compensation cost
Dividends declared                             -          -            -             -       (2,558)             -         (2,558)
Net income                                     -          -            -             -        7,045              -          7,045
Unrealized gain on investment                  -          -            -             -            -             10             10
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                  -          -            -             -            -           (565)          (565)
     net of nil tax
                                    ------------- ---------- ------------ -------------  ------------ -------------- --------------

Balance at September 30, 2005         19,060,857      $ 191      $ 6,027        $ (357)    $ 90,396         $ (184)      $ 96,073
                                    ============= ========== ============ =============  ============ ============== ==============

Balance at December 31, 2003          18,225,204      $ 182      $ 3,517           $ -     $ 85,437           $ 20       $ 89,156
Issuance of stock                          1,726          -           16             -            -              -             16
Stock options exercised                  495,934          5        1,018             -            -              -          1,023
Dividends declared                             -          -            -             -       (2,984)             -         (2,984)
Net income                                     -          -            -             -        5,049              -          5,049
Unrealized loss on investment                  -          -            -             -            -            (41)           (41)
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                  -          -            -             -            -            (21)           (21)
     net of nil tax
                                    ------------- ---------- ------------ -------------  ------------ -------------- --------------

Balance at September 30, 2004         18,722,864      $ 187      $ 4,551           $ -     $ 87,502          $ (42)      $ 92,198
                                    ============= ========== ============ =============  ============ ============== ==============

The comprehensive income of the Company, which represents the aggregate of the net income, unrealized gain (loss) on investment securities available-for-sale and the foreign currency translation adjustments, was $6,490 and $4,987 for the nine months ended
September 30, 2005 and 2004, respectively.

                                  See accompanying notes to the consolidated financial statements.

                                     RADICA GAMES LIMITED
                             CONSOLIDATED STATEMENT OF CASH FLOWS
                        NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

(US dollars in thousands)                                            Nine months ended September 30,
                                                                ----------------------------------------
                                                                       2005                2004
                                                                -------------------  -------------------
                                                                    (unaudited)         (unaudited)
Cash flow from operating activities:
Net income                                                                 $ 7,045              $ 5,049
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Deferred income taxes                                                         (92)               1,150
 Depreciation                                                                1,421                1,300
 Impairment of goodwill                                                      6,015                    -
 Gain on disposal of property, plant and equipment                             (50)                 (19)
 Compensatory elements of stock issuances                                       82                   16
 Tax benefit from stock option exercises                                         8                    -
 Proceeds from sale of trading securities                                    2,616                    -
 Realized gain on trading securities                                           (24)                   -
 Changes in current assets and liabilities:
  Increase in accounts receivable                                          (17,243)             (10,676)
  Increase in inventories                                                   (4,567)             (13,366)
  Increase in prepaid expenses and other current assets                       (260)              (1,388)
  Increase in accounts payable                                               4,556               10,778
  Increase (decrease) in accrued payroll and employee benefits               1,616                 (104)
  Increase in accrued warranty expenses                                        346                  350
  Increase in other accrued liabilities                                      2,032                1,733
  Decrease in net income taxes payable                                       1,598                1,261
                                                                -------------------  -------------------

Net cash provided by (used in) operating activities                          5,099               (3,916)
                                                                -------------------  -------------------

Cash flow from investing activities:
 Proceeds from sale of investment securities                                     -               12,207
 Proceeds from sale of property, plant and equipment                            52                1,278
 Purchase of property, plant and equipment                                  (4,758)              (2,071)
                                                                -------------------  -------------------

Net cash (used in) provided by investing activities                         (4,706)              11,414
                                                                -------------------  -------------------

Cash flow from financing activities:
 Proceeds from stock options exercised                                         974                1,023
 Dividends paid                                                             (2,558)              (2,235)
                                                                -------------------  -------------------

Net cash used in financing activities                                       (1,584)              (1,212)
                                                                -------------------  -------------------

Effect of currency exchange rate change                                       (565)                 (21)
                                                                -------------------  -------------------

Net (decrease) increase in cash and cash equivalents                        (1,756)               6,265

Cash and cash equivalents:
 Beginning of period                                                        27,614               13,944
                                                                -------------------  -------------------

 End of period                                                             $ 25,858             $ 20,209
                                                                ===================  ===================

               See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                            (US dollars in thousands)

1.   BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company" or "Radica") have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States have been condensed or omitted pursuant to such rules and regulations. The accompanying condensed consolidated financial statements contain all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position of the Company as of September 30, 2005, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2004.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables and deferred income tax assets and provisions for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Changes from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     The Company elected to follow Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the then market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the incremental effect on net income if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

                                             Three months ended September 30,          Nine months ended September 30,
                                       --------------------------------------------------------------------------------
                                             2005                 2004                  2005                2004
                                       -----------------    -----------------     -----------------   -----------------
Net income as reported                          $ 9,987              $ 5,990               $ 7,045             $ 5,049
Deduct total stock-based employee                  (136)                (130)                 (438)               (380)
   compensation expense determined
   under fair-value based method
   for all rewards, net of tax
                                       -----------------    -----------------     -----------------   -----------------

Pro forma net income                            $ 9,851              $ 5,860               $ 6,607             $ 4,669
                                       =================    =================     =================   =================

Reported net income per share                    $ 0.51               $ 0.31                $ 0.36              $ 0.26
                                       =================    =================     =================   =================
Pro forma net income per share                   $ 0.50               $ 0.30                $ 0.34              $ 0.24
                                       =================    =================     =================   =================

     In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The new pronouncement replaces the existing requirements under SFAS No. 123 and APB 25. According to SFAS No. 123R, all forms of share-based payments to employees, including employee stock options and employee stock purchase plans, would be treated the same as any other form of compensation by recognizing the related cost in the statement of operations. This pronouncement prohibits accounting for stock-based compensation transactions using APB No. 25 and generally will require that such transactions be accounted for using a fair-value based method. SFAS 123R is effective for all interim and annual periods beginning after June 15, 2005. In April 2005, the United States Securities and Exchange Commission issued a new rule that a public company may elect to adopt the provisions of SFAS 123R at the beginning of their first annual period beginning after June 15, 2005. Consequently, the Company elected to adopt SFAS 123R January 1, 2006.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, Inventory Costs -- An Amendment of ARB No. 43, Chapter 4 ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in inventory cost as a component of overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overhead to conversion costs should be based on normal capacity of the production facilities. The provisions in SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS 151 will have a significant effect on its consolidated financial statements.

     In November 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets -- An Amendment of APB Opinion No. 29 ("SFAS 153"). The provisions of this statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance -- that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The Company does not believe that the adoption of SFAS 153 will have a significant effect on its financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                 (US dollars in thousands except per share data)

1.   BASIS OF PRESENTATION (CONTINUED)

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net income or shareholders' equity.

2.   EARNINGS PER SHARE

     Basic earnings per share is calculated based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all potential common stock outstanding.
     Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on earnings per share is computed using the treasury stock method.

     The following table sets forth the computations of earnings per share:


                                             Three months ended September 30,            Nine months ended September 30,
                                           --------------------------------------------------------------------------------
                                                 2005                 2004                  2005                2004
                                           -----------------    -----------------     -----------------   -----------------

Numerator for basic and
     diluted earnings per share:

   Net income                                   $     9,987          $     5,990           $     7,045         $ 5,049 045
                                           =================    =================     =================   =================

Denominator:
   Basic weighted average shares                 19,036,387           18,687,802            18,967,933          18,626,530
   Effect of dilutive options                       663,428              831,892               679,140             879,830
                                           -----------------    -----------------     -----------------   -----------------

   Diluted weighted average shares               19,699,815           19,519,694            19,647,073          19,506,360
                                           =================    =================     =================   =================

Basic earnings per share:                            $ 0.52               $ 0.32                $ 0.37              $ 0.27
                                           =================    =================     =================   =================
Diluted earnings per share:                          $ 0.51               $ 0.31                $ 0.36              $ 0.26
                                           =================    =================     =================   =================


3.   SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company historically had two reportable segments from which it derived its revenues: the Game and Youth Electronics business that sells product under the Company's Radica(R), Play TV(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. During the period ended September 30, 2005 the Games and Youth Electronics business represented over 90% of the consolidated revenue, profits, and assets. The Company no longer views the VGA business as a separate segment for either internal reporting purposes or for making decisions about resource allocation. Accordingly, as of and for the quarter and nine-month period ended September 30, 2005, the Company has only one reportable segment.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                            (US dollars in thousands)

4.   GOODWILL

     On June 24, 1999, the Company purchased Leda Media Products Limited, now called Radica UK Limited ("Radica UK") for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. As a result, the Company recorded the excess of net assets purchased (goodwill) of approximately $12,069 resulting from the adjusted purchase price. The goodwill was allocated to the Video Games Accessories ("VGA") reporting unit and is not tax deductible.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS 142, on an annual basis or quarterly if certain events occur, the Company is required to perform an impairment test to determine whether the goodwill was impaired and the extent of such impairment.

     For the year ended December 31, 2004, the methods used in the Company's testing of goodwill impairment were as follows: The Company determined the fair market value of the VGA segment by estimating the expected discounted future cash flows of the VGA reporting unit. In estimating the discounted future cash flows, the Company followed FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, by taking into account the Company's expectations about possible variations in the amount or timing of those cash flows, the risk-free rate of interest and the discounted interest rate. The Company then compared the estimated fair value of the VGA reporting unit with the carrying value of the VGA reporting unit, including goodwill. Because the fair value of the VGA reporting unit was less than the carrying value, the second step was performed which compared the implied fair value of the VGA reporting unit's goodwill to the book value of the goodwill. After performing this evaluation for the year ended December 31, 2004, the Company recognized a goodwill impairment of $3,536 as the goodwill impairment analysis as of December 31, 2004 showed an implied goodwill value of $6,015 related to the VGA reporting unit. The adjustment was the result of lower sales forecast for fiscal years 2005 through 2009 which was largely predicated by the Company's newly adopted strategy of concentrating on the innovative, higher margin sector of the market. At December 31, 2004 the Company's carrying value of the goodwill related to the VGA reporting unit was $6,015 net of the impairment charge of $3,536 recorded during the 4th quarter of 2004 and accumulated amortization of $2,518 charged to operating expenses prior to the adoption of SFAS No. 142.

     In 2005, Microsoft announced the introduction of its new platform, Xbox360(TM), for distribution in Fall 2005. Shortly thereafter, Sony announced the introduction of its new Playstation(R) platform for distribution sometime in 2006. These announcements created uncertainty in the marketplace concerning existing video game platforms and have resulted in reduced orders of the Company's VGA products. In addition, initial placement of the Company's Black Diamond(TM) line of products for the existing Sony PSP(TM) has been lower than originally forecasted. As noted in the proceeding paragraph, the goodwill impairment analysis as of December 31, 2004 (before the announced introduction dates of the Xbox and Playstation platforms and introduction of the Black Diamond line of Sony PSP compatible products to retail customers.) implied a goodwill value of $6,015 related to the VGA reporting unit. However, the subsequent occurrence in 2005 of these events and change in market circumstances indicated that it is more likely than not that the fair value of the VGA reporting unit was less than its carrying amount. Accordingly, as required by SFAS No. 142, the Company performed a goodwill impairment analysis during the quarter ended June 30, 2005. The analysis indicated that the carrying value of the VGA reporting unit's goodwill exceeded the implied fair value of the goodwill resulting in an impairment charge of $6,015 recognized during the quarter. After this impairment charge, the goodwill related to the VGA reporting unit was reduced to zero.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                            (US dollars in thousands)

5.   INVENTORIES

     Inventories by major category consist of the following:

                                             September 30,       December 31,
                                                2005                 2004
                                           ----------------   ----------------

Raw materials                                      $ 4,380            $ 4,017
Work in progress                                     6,420              6,830
Finished goods                                      20,585             15,971
                                           ----------------   ----------------

                                                  $ 31,385           $ 26,818
                                           ================   ================

6.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following:

                                             September 30,     December 31,
                                                2005               2004
                                           ----------------   ----------------

Land and buildings                                $ 10,256            $ 9,431
Plant and machinery                                 10,250              8,142
Furniture and equipment                              8,814              8,196
Leasehold improvements                               3,333              3,067
Construction-in-progress                               483                265
                                           ----------------   ----------------

     Total                                        $ 33,136           $ 29,101
Less accumulated depreciation                      (18,305)           (17,621)
     and amortization
                                           ----------------   ----------------

     Total, net                                   $ 14,831           $ 11,480
                                           ================   ================

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                             September 30,     December 31,
                                                2005               2004
                                           ----------------   ----------------

Accrued advertising expenses                       $ 1,351              $ 910
Accrued license and royalty fees                     2,598              1,963
Commissions payable                                    226                 93
Other accrued liabilities                            3,108              2,285
                                           ----------------   ----------------

     Total                                         $ 7,283            $ 5,251
                                           ================   ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             (THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2005)
                            (US dollars in thousands)

8.   PLEDGE OF ASSETS

     At September 30, 2005, the Company had general banking facilities including overdraft and trade facilities totaling $4,049 available to be drawn upon. The facilities are collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $2,548.

9.   LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owner of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their intellectual property ("IP") rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that Lemelson's patent claims are invalid. If this judgment is upheld following appeal, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit. On September 9, 2005, Lemelson's appeal to the Court of Appeals for the Federal Circuit was denied and the judgment of the District Court was affirmed. Subsequently, Lemelson filed a Petition for Panel Rehearing and Rehearing En Banc to review the Court of Appeals' September 9, 2005 Order that affirmed the judgment of the District Court. On November 16, 2006 the Court of Appeals for the Federal Circuit affirmed its September 9, 2005 ruling and denied the Petition for Rehearing En Banc.

     In March 2005 the Company received a letter from a third party (AtGames Holdings Ltd., or AtGames) challenging the exclusivity of the Company's manufacturing, vendor and distributor agreement with Sega Toys, which was represented to give the Company exclusive rights to the Play TV Sega Genesis games in the United States and certain other countries.
     Subsequently, the Company has worked closely with Sega Toys and Sega Corporation in an attempt to clarify its rights. The Company continues to believe that it has a strong position on the merits of the dispute as well as certain rights to indemnification from Sega Toys. Sega Corporation has advised the Company in writing that Sega has not granted AtGames any right to license Sega's Genesis/Mega Drive game titles for incorporation in TV game pads intended for worldwide markets. AtGames contends otherwise. Sega and AtGames have submitted their dispute to arbitration, and the arbitration hearing was held in November 2005, but the arbitrator has not yet issued a decision. Sega further stated its understanding that under the agreement between Radica and Sega Toys, Sega Toys has granted Radica the exclusive right to sell Play TV products incorporating selected Sega Genesis game titles in the United States and certain other territories under a license granted by Sega to Sega Toys.

     On June 13, 2005, AtGames also filed a complaint against the Company and its subsidiary Radica (Macao Commercial Offshore) Limited, or Radica Macao, in the California Superior Court, County of Los Angeles, alleging intentional interference with contract and unfair competition. The complaint seeks substantial compensatory damages, punitive damages, declaratory relief and injunctive relief. Thereafter, the Radica parties removed the case to the Federal District Court, Central District of California. In October 2005, the Federal District Court remanded the case back to the California Superior Court. The Radica parties consider this suit to be without merit and intend to defend against it vigorously.

     In addition, and supplemental to two prior indemnification demands, the Company has made formal demand on Sega Toys for indemnification respecting the action filed by AtGames.

     The Company cannot predict the outcome of the Lemelson and AtGames cases or the effect of such litigation on the financial results of the Company. No accrual has been recorded at September 30, 2005 and December 31, 2004 in respect of the Lemelson and AtGames cases or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2004, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong,  Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture most of our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - our products include casino and heritage electronic games, mechanical slot banks, youth electronic games, tabletop games, Play TV games, Girl Tech and Barbie(TM) girls electronic lines, the 20Q(TM) line of electronic and tabletop games, the Cupcakes(R) doll line, the Nitro Battlerz(TM) remote control car product, the Street Muttz(TM) plush line and video game accessories sold under the Gamester brand. Our factory also manufactures for other companies in the electronic game industry. We market our products through subsidiaries in the United States, the United Kingdom, Canada, Macau and Hong Kong. Our largest market is in the United States where in 2004 we had the third largest market share in the electronic handheld and tabletop electronic games according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net sales:

                                                Three months ended September 30,
                                                --------------------------------
                                                    2005                2004
                                                ------------        ------------

Net sales                                           100.0%               100.0%
Cost of goods sold                                  (62.7%)              (68.8%)
Gross margin                                         37.3%                31.2%

Selling, general and
    administrative expenses                         (16.0%)              (14.9%)
Research and development                             (2.0%)               (1.9%)
Depreciation and amortization                        (0.9%)               (0.9%)

Operating income                                     18.4%                13.5%

Net interest and other income                         0.4%                 1.5%
Foreign currency (loss) gain, net                    (0.3%)                0.0%

Income before income taxes                           18.5%                15.0%
Provision for income tax                             (2.8%)               (2.8%)
Net income                                           15.7%                12.2%

We reported a net income for the third quarter of 2005 of $10.0 million or $0.51 per diluted share compared to $6.0 million or $0.31 per diluted share in the third quarter of 2004.

Summary of sales achieved from each category of products and services:


                                                            Three months ended September 30,
                                     ---------------------------------------------------------------------------
                                                   2005                                     2004
                                     ---------------------------------------------------------------------------
                                         % of Net             Net               % of Net              Net
Product Lines                          Sales Value        Sales Value          Sales Value        Sales Value
--------------------------------     ---------------    ---------------      ----------------   ---------------
(US dollars in thousands)

Electronic Games                              78.6%            $ 49,831                69.9%           $ 34,220
Youth Electronics                             10.8%               6,859                13.2%              6,447
Other Electronic Toys                          2.5%               1,632                 3.3%              1,657
Video Game Accessories                         2.1%               1,321                 6.5%              3,179
Manufacturing Services                         6.0%               3,794                 7.1%              3,469
                                     ---------------    ----------------     ----------------   ----------------
Total                                        100.0%            $ 63,437               100.0%           $ 48,972
                                     ===============    ================     ================   ================

Sales for the third quarter increased by 30% to $63.4 million from $49.0 million in the quarter ended September 30, 2004 due mainly to the continued strength in the Electronic Games category led by growth from both the 20Q product line and traditional handheld electronic games. The Girl Tech product line also showed double digit growth during the quarter. Compared to sales for the same period in 2004, branded sales grew by 31% with North American branded sales increasing by 29%, European sales increasing by 35% and other international sales increasing by 47%. Sales for the nine months ended September 30, 2005 increased 46% to $117.0 million as compared to $79.9 million for the same period in 2004. Branded sales were up by 51% for the nine-month period.

Gross profit for the third quarter of 2005 increased by 55% to $23.7 million, and gross margins increased by 510 basis points to 37.3%. The increases in the gross margin percentage during the quarter related primarily to a sales mix shift to higher margin products. Correspondingly, lower margin product lines such as Manufacturing Services and Play TV Legends games accounted for a smaller portion of sales. The increase in our gross margin percentage was also affected by lower air freight charges and outsourcing costs than for the comparable period last year when the Company experienced a late surge in demand which caused it to incur higher costs.

Operating expenses increased to $12.0 million for the quarter from $8.6 million in the third quarter of 2004. The increase was due to advertising expenditure and other variable costs, including management bonuses together with increases in research and development costs related to external programming of software, depreciation and donations during the quarter.

The following table shows the major operating expenses:

                                               Three months ended September 30,
                                              ----------------------------------
(US dollars in thousands)                           2005                2004
                                              --------------       -------------

Advertising expenses                               $ 1,761              $ 1,594
Other selling and promotion expenses                 1,547                1,547
Indirect salaries and bonus                          4,179                2,228
Other general & administrative expenses              2,705                1,902
Research and development expenses                    1,274                  926
Depreciation and amortization                          559                  450

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $35.7 million at September 30, 2005 as compared to $40.1 million at December 31, 2004. The $4.4 million decrease was due to a variety of factors, including a dividend payment ($2.6 million), the purchase of property plant and equipment ($4.8 million) mainly in connection with the previously announced factory expansion, offset by stock options exercised ($1.0 million), and effects of currency exchange rate fluctuations ($0.5 million) and cash provided by operating activities ($5.1 million).

Our accounts receivable were $35.6 million at September 30, 2005 as compared to $18.4 million at December 31, 2004 and $26.0 million at September 30, 2004. Inventories increased to $31.4 million from $26.8 million at December 31, 2004 and $28.9 million at September 30, 2004. Our business is inherently seasonal. Normally our sales and accounts receivable have been lowest during the first and second quarters and highest during the third and fourth quarters. Receivables have been lowest during the succeeding first and second quarters. The increase in accounts receivable related primarily to the increased sales in the third quarter of 2005 compared to the third quarter of 2004. Similarly, the increase in inventories was due to seasonal build up to meet fourth quarter sales demand. Such seasonal changes in inventories and receivables are typical for the toy industry and balances should decline by year-end.

Current liabilities were $28.9 million at September 30, 2005, up $4.5 million from the $18.9 million reported at December 31, 2004 and $26.4 million at September 30, 2004. This was largely due to an increase in purchases of raw materials for production during the quarter. There was no debt at September 30, 2005 and December 31, 2004.


At September 30, 2005, we had net assets of $96.1 million compared with $91.1 million at December 31, 2004. We had no derivative instruments or off-balance sheet financing activities during the quarter ended September 30, 2005. We believe that our existing cash, investment securities and credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2005, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

On January 4, April 12, July 7 and October 6, 2005, we declared first, second, third and fourth quarter dividends each of 4.5 cents per share which were paid on January 31, April 29, July 29 and October 28, 2005, respectively.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2004 Form 20-F.

                                       16
RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in our 2004 Form 20-F, and the Form 6-K filings on June 15, 2005, August 16, 2005 and November 8, 2005.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The market risk disclosures have not materially changed from those appearing in our 2004 Form 20-F (see Item 11).

ITEM 4.     CONTROLS AND PROCEDURES

     Not Applicable.

PART II - OTHER INFORMATION

Item 1.     Legal Proceedings

      See Note 9 to the accompanying Financial Statements.

Item 2.     Unregistered Sales of Equity Securities and Use of Proceeds

     There were no unregistered sales of equity securities in the quarterly period covered by this report, except that, as disclosed in the Company's filings under the Securities Exchange Act of 1934, the Company permits any outside director to elect to receive some or all of the applicable director fees payable in shares of the Company's Common Stock valued at the then current market price. Such issuances are exempt from registration pursuant to Section 4(2) under the Securities Act of 1933, as being issuances not involving any public offering. In the quarter ended September 30, 2005, the Company issued an aggregate of 296 shares to outside directors in lieu of an aggregate of $2,620 of fees that would otherwise have been paid to such directors in cash. No underwriters were involved in such transactions.

Item 3.     Defaults Upon Senior Securities

     None.

Item 4.     Submission of Matters to a Vote of Security Holders

     None

Item 5.     Other Information

     None.

Item 6.     Exhibits

     None.


Supplemental Information:

As previously disclosed in our Form 6-K filing on August 16, 2005, Jon Bengtson, the Chairman of the Board of Radica Games, entered into a Rule 10b5-1 preset diversification program on July 6, 2005.

Rule 10b5-1 of the Securities Exchange Act of 1934 allows officers and directors to adopt written plans for trading the Company's securities in a non-discretionary, pre-scheduled manner in order to avoid concerns about initiating stock transactions when the insider may be aware of non-public information.

During the term of the trading plan, acting on behalf of a family trust, Mr. Bengtson intends to sell up to 100,000 shares, and the trading plan will terminate when such shares are sold, or in any event by June 30, 2006.

As previously announced, Mr. Theodore J. Eischeid ceased to be an officer of Radica in October 2005 when the position of Chief Operating Officer was eliminated. Subsequently, Mr. Eischeid elected to resign from the Radica Board of Directors effective as of December 7, 2005.

SIGNATURE
---------

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  RADICA GAMES LIMITED




Date:      December 19, 2005                        /s/ Craig D. Storey
        -----------------------                   ------------------------------
                                                  Craig D. Storey
                                                  Chief Accounting Officer